

September 29, 2023

Jeffrey Chau
Chief Executive Officer
JAAG Enterprises Ltd.
1716 13 Avenue NW
Calgary, AB T2N 1L1
Canada

   Re: JAAG Enterprises Ltd.
    Amendment No. 6 to Registration Statement on Form S-1
    Filed September 20, 2023
    File No. 333-267995

Dear Jeffrey Chau:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2023, letter.

Amendment No. 6 to Registration on Form S-1

Index to Financial Statements, page 46

1. Please revise the index to disclose that you are presenting balance sheets as of June 30, 2023 and 2022, along with statements of operations, stockholders' (deficit)/equity and cash flows for the year ended June 30, 2023 and for the period from November 4, 2021 (inception) through June 30, 2022. Please also have your auditors revise the paragraph under the Opinion on the Financial Statements in their auditor's report on page 47 to reflect that they audited these same periods as of 2023 and 2022, and for the periods then ended, accordingly. In this regard, the auditor's report should identify the exact date of, or period covered, by each financial statement. Refer to PCAOB AS No. 3101, paragraph

.08(c).financial statement audited periods. Further, provide an updated accountant's consent at Exhibit 23.1 that clarifies the financial statement periods of audit, as the current disclosure only pertains to the year ended June 30, 2023.

You may contact Jean Yu at 202-551-3305 or Beverly Singleton at 202-551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing